SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC GROWS 5%

Ryanair today (5 Dec) released passenger and load factor stats for November 2012 as follows:

	Nov 11	Nov 12	Change	Yr to Oct 12
Passengers	4.68M	4.91M	+5%	79.6M
Load Factor	80%	80%	-	82%

Ryanair carried over 79m passengers for the 12 months to November 2012, which is a record.

ENDS.

For further information

please contact:           Stephen McNamara -                       Joe Carmody -
                                      Ryanair                                              Edelman
                                     Tel:  353 1 812 1212                        Tel:  353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary